Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	February 3, 2011

SILVERCORP CLOSES ACQUISITION OF BYP GOLD-LEAD-ZINC MINE IN HUNAN PROVINCE, CHINA

VANCOUVER, British Columbia – February 3, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) is pleased to announce that it has received the necessary Chinese government approvals, including Chinese military clearance, to acquire a 70% equity interest in Yunxiang Mining Co. Ltd. (“Yunxiang”), a private mining company in Hunan Province, China. Yunxiang’s primary asset is the BYP Gold-Lead-Zinc mine (the “BYP mine”), located 220 km, or a 3 hour drive, southwest of Changsha, the capital city of Hunan Province, China. The BYP mine has a mining permit covering 3.67 km2, a safety production permit, and a 400 tonne per day (“t/d”) floatation mill. As a result of this acquisition, Yunxiang is now converted into a Sino-Foreign joint venture company and Silvercorp has now taken over the control of Yunxiang.

Pursuant to the share purchase agreement and Sino-Foreign cooperative joint venture contract, the total consideration for the 70% interest is USD$33 million. Silvercorp has paid USD$19 million to the owner, representing 80% of the required payment for the share purchase, and is required to make USD$9 million equity capital investment to Yunxiang. Silvercorp will make payment of the remaining 20% share purchase payment (USD$5 million) after certain conditions, including completion of a government tax audit of Yunxiang, are satisfied.

Silvercorp intends to utilize the existing 400 t/d floatation mill to mine and process gold mineralizations starting from fiscal 2012, initially, focusing on higher grade materials. Concurrently, Silvercorp plans to expand the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 and to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

A 50,000 metre drilling program has been planned for the BYP project, with the intent of upgrading the current historical resources and expanding the mineralization bodies along strike and down-dip.

A Canadian engineering firm has been engaged to complete a NI 43-101 report on the project and a Chinese engineering firm will be engaged to design a full plan for mining development and mill construction. Based on internal analysis, it is possible that the expansion of the production and exploration drilling will be financed by cash flow generated by Yunxiang.

The completion of this acquisition marks another significant step for Silvercorp’s growth in China, allowing Silvercorp to establish a third base for production in a prominent polymetallic belt with a mixed production of precious and base metals. The acquisition fits Silvercorp’s strategy of acquiring precious metal projects that it expects can generate healthy cash flows before the project is fully explored and developed, so that further resource expansion and production growth can be financed by internal cash flow. This will also enable Silvercorp to further establish its reputation as an efficient producer and enhance its ability to consolidate other producing mines and exploration projects in the region.

Myles Gao, P. Geo, is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp in the Henan Province of China. Silvercorp is currently building the GC silver-lead-zinc Project in Guangdong Province as its second China production base and foothold, and this will be followed by the third production foothold at the recently acquired BYP gold-lead-zinc Project in Hunan Province. In Canada, Silvercorp is in preparation of applying for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2010 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.